Exhibit (a)(1)

Contacts:	Leiv Lea
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065
Pharmacyclics Files Schedule 14D-9 Statement with Securities and Exchange
Commission
     Sunnyvale, CA. May 14, 2008. — Pharmacyclics, Inc. (Nasdaq:PCYC) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “Commission”), as required by the Commission’s rules, in response to an unsolicited tender offer (the “Offer”) by RWD Acquisition I LLC (the “Purchaser”) to purchase up to 4 million shares of the common stock of Pharmacyclics, Inc. (the “Company”) for $1.05 per share. The terms and conditions of the Offer are set forth in an Offer to Purchase and the related Letter of Transmittal (collectively, the “Offer to Purchase”) filed with the Commission by the Purchaser on May 1, 2008. Robert W. Duggan, one of the Company’s principal stockholders and a member of the Company’s board of directors (the “Board”) is the sole member of Purchaser.
     The Board is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and if so how many shares to tender, or reject the Offer and not tender their Shares. The Company believes that a stockholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company believes that each stockholder should review the Offer, consult with such holder’s financial, tax and accounting advisors and make an independent determination.
     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Pharmacyclics, Inc. Stockholders are advised to make their own decisions on whether to tender their shares and accept the Offer, based on all of the available information, including the factors considered by the Board. These factors are described in the Company’s Schedule 14D-9, filed today with the Commission. The Schedule 14D-9 and the Offer to Purchase contain important information that should be read carefully before any decision is made with respect the Offer. Stockholders can receive copies of such documents free of charge at the SEC’s web site, www.sec.gov. The Purchaser has stated that copies of the Offer to Purchase will be made available at Purchaser’s expense. Stockholders who wish to receive copies of the Offer to Purchase should contact MacKenzie Partners, Inc., the information agent for the Offer, collect at (212) 929-5500 or toll-free at (800) 322-2885. Stockholders may also obtain free copies of the Company’s Schedule 14D-9 and other documents filed with the Commission by contacting Leiv Lea, Vice President, Finance and Administration and Chief Financial Officer and Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at (408) 774-0330.

About Pharmacyclics
     Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at http://www.pharmacyclics.com. Pharmacyclics(R), and the “pentadentate” logo(R) are registered trademarks of Pharmacyclics, Inc.
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